UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Floor 25, No. 36 Middle Wanjiali Road

Xiyingmen Commercial Plaza

Yuhua District, Changsha City, China 410014

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement in Connection with a Registered Direct Offering.

On May 24, 2019, Urban Tea, Inc. (the “Company”) and certain institutional investors (the “Purchasers”) entered into a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such investors an aggregate of 2,845,000 ordinary shares (the “Ordinary Shares”) and warrants to purchase up to 1,809,420 Ordinary Shares in a registered direct offering, for gross proceeds of approximately $4.6 million (the “Financing”). The warrants will be exercisable immediately following the date of issuance for a period of five years at an initial exercise price of $1.86 per share. The purchase price for each Ordinary Share and the corresponding warrant is $1.62.

The Company agreed in the Purchase Agreement that it would not issue any Ordinary Shares (or Ordinary Share equivalents) for four months following the closing of the offering subject to certain customary exceptions, including, without limitation, stock option grants and issuances pursuant to existing outstanding securities and issuance in connection with strategic acquisition.

Terms of Warrants

The initial exercise price of the Warrants is $1.86, subject to adjustments for stock splits, stock dividends, and similar events. In addition, the exercise price of the Warrants has full ratchet antidilution protection and, subject to the rules and regulations of Nasdaq, the exercise price may be reduced, from time to time, at the option of the Company.

The Warrants may be exercised for cash or, if there is no registration statement covering the resale of the Ordinary Shares issuable upon exercise of the Warrants, by cashless exercise.

A holder may not exercise any of the Warrants, and the Company may not issue Ordinary Shares upon exercise of any of the Warrants if, after giving effect to the exercise, such holder would beneficially own in excess of 4.99%, of the outstanding Ordinary Shares. At each holder’s option, the cap may be increased or decrease to any other percentage not in excess of 9.99%, except that any increase will not be effective until the 61st day after notice to the Company.

Upon the occurrence of a Change of Control (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed.

Other Agreements

Concurrently with the execution of the Purchase Agreement, certain officers and directors of the Company entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they have agreed, among other things, not to sell or dispose of any Ordinary Shares which are or will be beneficially owned by them for sixty days following the closing of the Financing.

The Company currently intends to use the net proceeds from the Financing for working capital and general corporate purposes. The Financing is expected to close on or about May 29, 2019, subject to satisfaction of customary closing conditions.

The Company entered into a letter agreement dated April 3, 2019 (the “Letter Agreement’) with FT Global Capital, Inc., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Financing.  The Company agreed to pay the Placement Agent an aggregate fee equal to 7.5% of the gross proceeds raised in the Financing and shall also grant the Placement Agent warrants to purchase 8% of the aggregate number of shares placed in the Financing. The Company also agreed to reimburse the Placement Agent for certain expenses, including for fees and expenses related to legal expenses limited to $45,000.

A copy of the Letter Agreement, form of the Purchase Agreement, form of the Lock-up Agreement, and form of warrants are attached hereto as Exhibits 99.1, 99.2, 99.3, and 99.4, respectively, and are incorporated herein by reference. The foregoing summaries of the terms of the Letter Agreement, Purchase Agreement, the Lock-up Agreement and the warrants are subject to, and qualified in their entirety by, such documents.

On May 24, 2019, the Company issued a press release announcing the Financing. A copy of the press release is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Amendment of CEO Employment Agreement

On May 21, the Company and Long Yi entered into an Amended and Restated Employment Agreement to clarify and integrate into the text to make certain minor amendments to clarify Long Yi’s duties to the Company as Chief Executive Officer (the “A&R Employment Agreement”). The A&R Employment Agreement is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Letter Agreement, dated April 3, 2019, between Urban Tea, Inc. and FT Global Capital, Inc.

99.2	Form of Securities Purchase Agreement dated May 24, 2019, among Urban Tea, Inc. and certain institutional investors.

99.3	Form of Lock-up Agreement among Urban Tea, Inc. and certain individuals.

99.4	Form of Ordinary Shares Purchase Warrant.

99.5	Legal Opinion of Harney Westwood & Riegels LP.

99.6	Press Release dated May 24, 2019.

99.7	Amended and Restated Employment Agreement, dated May 21, 2019, between the Company and Long Yi.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN TEA, INC.

Date: May 28, 2019	By:	/s/ Long Yi
	Name:	Long Yi
	Title:	Chief Executive Officer

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